UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Firebrand Financial Group, Inc.
   One State Street Plaza, 24th Floor
   New York, NY  10004
   USA

2. Date of Event Requiring Statement (Month/Day/Year)
   August 25, 2000

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   Video Network Communications, Inc.
   VNCI

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |519,166               |I               |(1) (2)                                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrants (right to buy) |2/26/01  |6/15/04  |Common Stock           |66,000   |$4.00     |I            |(1) (3)                    |
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Option (right to buy)   |2/26/01  |8/25/05  |Common Stock           |264,000  |(4)       |I            |(1) (4)                    |
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Option (right to buy)   |2/26/01  |8/25/05  |Warrants to purchase Co|264,000  |(4)       |I            |(1) (4)                    |
                        |         |         |mmon Stock             |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants (right to buy) |2/26/01  |6/15/04  |Common Stock           |648,958  |$4.00     |I            |(1) (5)                    |
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Option (right to buy)   |6/14/00  |6/14/04  |Common Stock           |315,000  |(6)       |I            |(1) (6)                    |
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Option (right to buy)   |6/14/00  |6/14/04  |Warrants to purchase Co|210,000  |(6)       |I            |(1) (6)                    |
                        |         |         |mmon Stock             |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:

Date of Event - August 25, 2000

Issuer's Symbol - VNCI

(1) The Reporting Persons are: Firebrand Financial Group, Inc. ("FFGI"), EarlyBirdCapital.com Inc. ("EBC"), Dalewood Associates, Inc. ("Dalewood") and Dalewood Associates LP ("Dalewood LP"). FFGI is the majority shareholder of EBC and is the sole shareholder of GKN Securities Corp. ("GKN").
EBC wholly owns EarlyBirdCapital, Inc. ("Capital") and Dalewood. Dalewood is the general partner of Dalewood LP. For purposes of this Form 3, FFGI is reporting the Issuer's securities (i) deemed beneficially owned by EBC and Dalewood and (ii) owned of record by GKN; EBC is reporting the Issuer's securities owned of record by Capital and Dalewood; Dalewood is reporting the Issuer's securities owned of record by Dalewood LP; and Dalewood LP is reporting its record ownership of the Issuer's securities.
Each Reporting Person herein disclaims beneficial ownership of the reported securities except to the extent of each Reporting Person's pecuniary interest therein.

(2) Dalewood LP owns of record 519,166 shares of the Issuer's common stock ("Common Stock").

(3) Capital owns of record 66,000 warrants.

(4)  Capital owns of record an option to purchase up to 264,000 units, each
unit consisting of one Share and one warrant.   Each unit has an exercise
price of $2.22 and the warrants issuable upon the exercise of the option each have an exercise price of $4.00. The option expires on August 25, 2005 but the warrants expire on June 15, 2004.

(5) Dalewood LP owns of record 648,958 warrants; each has an exercise price of $4.00.

(6) GKN owns of record an option to purchase 105,000 units, each consisting of 3 Shares and a warrant to purchase 2 Shares. The exercise price of a unit is $12.375 and the warrants underlying the unit each have an exercise price of $6.60 per Share. Each of the option and warrants expire on June 14, 2004.

JOINT FILER
INFORMATION

The additional Reporting Persons are:

Name:  EarlyBirdCapital.com Inc.
Address:  One State Street Plaza, 24th floor, New York, NY 10004

Date of Event:  August 25, 2000

/s/ Robert Rosenberg
_________________________________________
Robert Rosenberg, Chief Financial Officer

Name:  Dalewood Associates, Inc.
Address:  One State Street Plaza, 24th floor, New York, NY 10004

Date of Event:  August 25, 2000

/s/ Steven Levine
__________________________________
Steven Levine, Senior Vice President

Name:  Dalewood Associates LP
Address:  One State Street Plaza, 24th floor, New York, NY 10004

Date of Event:  August 25, 2000

By: Dalewood Associates, Inc., Manager

/s/ Steven Levine
__________________________________
 Steven Levine, Senior Vice President

SIGNATURE OF REPORTING PERSON

/s/ Robert Rosenberg, Chief Financial Officer

DATE   May 9, 2001